Issuer Free Writing Prospectus dated August 7, 2025

Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended
Relating to Preliminary Prospectus dated July 30, 2025

Registration Statement No.: 333-287258

Charming Medical Limited

1,600,000 Class A Ordinary Shares

This free writing prospectus relates to the initial public offering of ordinary shares of Charming Medical Limited (the “Company”) and should be read together with the preliminary prospectus dated July 30, 2025 (the “Preliminary Prospectus”) that was included in Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-287258), which can be accessed through the following web link:

https://www.sec.gov/Archives/edgar/data/2035992/000121390025069266/ea0213012-09.htm

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, we or our underwriter will arrange to send you the preliminary prospectus and, when available, the final prospectus and/or any supplements thereto if you contact Cathay Securities, Inc. by email at service@cathaysecurities.com or contact Charming Medical Limited by email: corp@hkbeautylab.com.

Charming Medical Limited ( R e s e r v e d N a s d a q S y m b o l : M C TA ) August 2025 Issuer Free Writing Prospectus dated August 7, 2025 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dated July 30, 2025 SEC Registration No.: 333 - 287258

This free writing prospectus relates to the proposed initial public offering of the Class A ordinary shares (the “Class A Ordinary Shares”), par value $0.0001 per share, of Charming Medical Limited (together with its subsidiaries, “we”, “us”, “the Group” and “our”, and should be read together with the Registration Statement we filed with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates and may be accessed through the following web link: https:// www.sec.gov/Archives/edgar/data/2035992/000121390025069266/ea0213012 - 09.htm The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at https://www.sec.gov. Alternatively, we or our underwriter will arrange to send you the prospectus if you contact Cathay Securities, Inc. by email at service@cathaysecurities.com or contact Charming Medical Limited by email: corp@hkbeautylab.com . This presentation does not constitute an offer or invitation for the sale or purchase of securities or to engage in any other transaction with the Company or its affiliates. The information in this presentation is not targeted at the residents of any particular country or jurisdiction and is not intended for distribution to, or use by, any person in any jurisdiction or country where such distribution or use would be contrary to local law or regulation. 2 Free Writing Prospectus Statement

Forward - Looking Statements 3 This presentation contains forward - looking statements. All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward - looking statements. The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward - looking statements. We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives, and financial needs. These forward - looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section in the Registration Statement. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward - looking statements. You should not rely upon forward - looking statements as predictions of future events. The events and circumstances reflected in the forward - looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward - looking statements after the date of this presentation or to conform these statements to actual results or revised expectations.

Offering Summary 4 See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss. Charming Medical Limited Issuer Class A Ordinary Shares Securities MCTA Proposed Nasdaq Capital Market Symbol 13,338,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares Number of Ordinary Shares Outstanding before this Offering 1,600,000 Class A Ordinary Shares (1,840,000 Class A Ordinary Shares if over - allotment option is exercised in full) Number of Shares Being Offered US$4 to US$6 per Class A Ordinary Share Offering Price Range per Share US$8,000,000 (based on the offering price of US$5.00 per Class A Ordinary Share, and assuming the underwriters do not exercise the over - allotment option) Offering Size 14,938,000 Class A Ordinary Shares (or 15,178,000 Class A Ordinary Shares if the underwriters exercise the over - allotment option in full) and 2,000,000 Class B Ordinary Shares Number of Ordinary Shares Outstanding after this Offering • Approximately 40% for expanding our business and geographic coverage • Approximately 30% for potential strategic investment and acquisitions • Approximately 10% for research and development • Approximately 20% for general working capital and corporate purposes Use of Proceeds • Cathay Securities, Inc. Underwriter

CONTENT 1 Company Profile 2 Business Strategies 3 Industry Overview 4 Financial Information 5 Management and Directors 5 See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Company Profile 1 6 See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Company Profile | Business Strategies | Industry Overview | Financial Information | Management and Directors

BEAUTY LAB GROUP
Medical • Health • Hair

Corporate Overview

We are committed to enhancing the quality of life from the inside out by integrating Traditional Chinese Medicine (TCM) wellness practices with modern technology. Through combining customized TCM-inspired constitution-regulating plans and modern wellness therapies, we provide comprehensive wellness and beauty services and products for women and TCM-inspired therapies tailored for men.



- We are a Hong Kong-based provider of comprehensive TCM-inspired wellness and beauty care services and products that are rooted and influenced by the principles and practices of TCM, such as the use of:

Herbal Ingredients | **Acupuncture Techniques** | **Tuina Massage** | **Dietary Guidance**

- Our services are designed to address a wide range of health improvement needs, such as:

Alleviating Premenstrual Syndrome | **Menstrual Irregularities** | **Dysmenorrhea** | **Leukorrhea** | **Pelvic Inflammatory Disease** | **Menopausal Care** | **Breast Health** | **Other Common Women's Health Conditions**

- We believe that our TCM-inspired therapies can help balance the female endocrine system and improve women's constitution and overall health. Additionally, we offer TCM-inspired therapies tailored to men.



- In March 2025, we launched the franchise model for our Beauty Lab brand, granting franchisees the exclusive rights to operate branded beauty and wellness outlets. As of March 31, 2025 and as of the date of this prospectus, we had 1 and 3 franchisees, respectively.



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See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

8 Corporate History July 14, 2016 Pilate International Trading Limited was incorporated as a company with limited liability in Hong Kong. It engages in the business of providing wellness services. March 14, 2017 Dream International Trading (Hong Kong) Limited was incorporated as a company with limited liability under the laws of Hong Kong. It engages in the business of providing wellness services. September 19, 2019 My Beauty Technology Limited was incorporated as a company with limited liability in Hong Kong. It engages in the business of providing wellness services. March 7, 2021 Choliya Limited was incorporated as a company with limited liability in Hong Kong. It engages in the business of providing wellness services. November 2024 Charming Medical Limited became the holding company of the Operating Subsidiaries 1 in Hong Kong, through the intermediate holding company, Beautylab Group Medical Limited. 1. References to “Operating Subsidiaries” are to Pilate International Trading Limited, My Beauty Technology Limited, Dream International Trading (Hong Kong) Limited, and Choliya Limited. Management and Directors Financial Information Industry Overview Business Strategies Company Profile See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

9 Reception 2 Upon the customer’s arrival, our staff will greet them, confirm appointment details, and guide them to the waiting area . We will then further assess their needs, expectations, and physical offer personalized condition to service recommendations. Consulting with a TCM Practitioner 4 After completing the forms, the customer will meet with our TCM practitioner . The practitioner will ask further questions to understand their condition and needs, then recommend services tailored to their specific situation to achieve expected outcomes . Formulating Service Schedule 6 Once a therapy plan is selected, our TCM practitioners will carry out the service . During the process, the practitioner closely monitors and evaluates the customer’s response, adjusting the plan as necessary based on feedback and results . 1 Appointment and Consultation Customers can make appointments via our official website, social media platforms, or by phone, and consult about any services they may require . Our reception staff will ask detailed questions about their needs and expectations to arrange a suitable in - person consultation . 3 Filling Out a Form Service Process Our service process generally follows the steps below: Before the formal consultation, customers are required to complete forms (e . g . , personal information, health questionnaire, consent form) . This helps gather essential information and ensures they are fully informed . Our staff will guide them through this process and answer any questions . 5 Meeting with a Service Consultant Following the consultation with the TCM practitioner, the customer meets with a service consultant . Based on the practitioner’s recommendations, the consultant will discuss possible service plans, explaining the principles of each plan, expected outcomes, potential risks, and price estimates to ensure informed decision - making . 7 Next Appointment After therapy, we discuss results with the customer and summarize their feedback . The store manager assists in scheduling the next appointment . We encourage regular visits to continuously track progress and adjust the service plan as needed . Management and Directors Financial Information Industry Overview Business Strategies Company Profile See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Company Profile | Business Strategies | Industry Overview | Financial Information | Management and Directors

BEAUTY LAB GROUP
Medical • Health • Hair

Services and Products

4 Wellness Centers

We offer a wide range of TCM-inspired beauty, wellness, and postpartum therapies and products through our four wellness centers in Hong Kong.



2 Product Lines

Beauty Lab brand offerings:

TCM-inspired Supplements Products


Uterine Care Patch


Ginseng Anti-Allergy Moisturizing Wash


Probiotic Intimate Wash


Yin-nourishing Pill





1 2 3 4 5



Beauty, Wellness, and Postpartum Services


TCM-inspired Women's Wellness Services


TCM-inspired Beauty Services


TCM Head/ Eye Care Therapy


Men's Hair Care Therapies

Consultancy Services


TCM Therapy Training Programs


Dietary Therapy Consultancy

Franchise Services

We launched a franchise model for our Beauty Lab brand, granting exclusive rights to the franchisees to operate branded beauty and wellness outlets.

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See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Kit Wong Existing Minority Shareholders Public Shareholders Charming Medical Limited BVI Pilate International Trading Limited Hong Kong My Beauty Technology Limited Hong Kong Dream International Trading (Hong Kong) Limited Hong Kong Pre - IPO: 77.60% Class A and 100% Class B Ordinary Shares Post - IPO: 69.29% Class A and 100% Class B Ordinary Shares Pre - IPO: 22.40% Class A and 0% Class B Ordinary Shares Post - IPO: 20% Class A and 0% Class B Ordinary Shares Pre - IPO: 0% Class A and 0% Class B Ordinary Shares Post - IPO: 10.71% Class A and 0% Class B Ordinary Shares 100% Beautylab Group Medical Limited BVI 100% 100% 100% 100% Choliya Limited Hong Kong Corporate Structure The following diagram illustrates our corporate structure, including our subsidiaries, as of the date of the prospectus and after this offering (assuming no exercise of the over - allotment option by the underwriters) Management and Directors Financial Information Industry Overview Business Strategies Company Profile 11 See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Management and Directors Financial Information Industry Overview Business Strategies Company Profile Competitive Strengths Professional team and certified services We boast a team of professional TCM practitioners experienced in women's health and skilled technicians, offering comprehensive care and therapies tailored to women. • Our TCM practitioners each hold a Registered Chinese Medicine Practitioner Certificate issued by the Hong Kong Chinese Medicine Council, as legally mandated under the Chinese Medicine Ordinance (Chapter 549) for practice in Hong Kong. They provide consultation services and personalized health guidance. • Our Indonesian traditional abdominal binding therapy is performed by technicians trained in Indonesian abdominal binding. • Our Japanese facial bone adjustment and massage services are delivered by our TCM practitioners, who hold memberships with the Hong Kong Chinese Orthopedics Society. Comprehensive one - stop health and wellness services Our approach is to serve women across various life stages, and continuously track and adjust our services to meet their evolving health needs. 12 See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss. • We offer a wide range of services, including feminine care, prenatal and postpartum therapies, and women’s health products, providing comprehensive solutions to meet the diverse needs of female customers. • We launched home services during the COVID - 19 pandemic, to enable our customers to enjoy professional care in the comfort of their homes. • We offer TCM - inspired hair care therapies to male customers.

Management and Directors Financial Information Industry Overview Business Strategies Company Profile Competitive Strengths High - quality assurance for products and services We are committed to delivering quality products and services while maintaining a satisfactory customer experience. • We implement quality control measures including training service providers and selecting third - party product suppliers. • Our technicians have completed training in Indonesian abdominal binding. • Our suppliers all hold Good Manufacturing Practice (GMP) certificates and comply with ISO 9001. Integration of TCM principles and modern technology We are dedicated to integrating TCM principles with modern technology to offer comprehensive wellness and beauty solutions. • Our needle - free thread embedding therapy leverages advanced noninvasive cosmetic technology. • We developed the TCM E - plus eye care therapy, which improves eye blood circulation, relieves eye fatigue, and enhances visual health through targeted acupoint massage. Customer - centric approach with customized services customer loyalty. 13 See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss. Experienced management team with substantial industry experience Our team members include seasoned TCM practitioners and beauty experts with extensive experience and deep expertise in the TCM - inspired wellness and beauty industry. We maintain continuous communication with customers while we optimize and improve our service offerings. We aim to create a caring and professional environment where every customer feels valued and respected, fostering long - term relationships and

Business Strategies 2 14 See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Company Profile | Business Strategies | Industry Overview | Financial Information | Management and Directors

BEAUTY LAB GROUP
Medical • Health • Hair

Growth Strategies

Expanding our presence in international markets

We plan to increase international market share by entering new regions, adapting to local cultures and regulations, prioritizing high-growth markets like Southeast Asia, and leveraging e-commerce platforms for global expansion.

Building strategic partnerships

We will seek strategic partnerships with cosmetic brands, health institutions, retailers, and Hong Kong research institutions for collaborative promotion, product development and technological innovation, achieving resource sharing, cost reduction and market expansion.

Investing in technological innovation and improving research and development capability

We plan to invest in research and development and advanced technologies including medicinal herb research and beauty instruments like laser devices to develop innovative products aligned with evolving beauty standards.

Establishing a strong brand image through differentiation

We will build the "Beauty Lab"[1] brand through differentiated marketing campaigns, quality assurance, and enhanced customer experiences including social media engagement and beauty events to increase awareness and loyalty.

Diversifying product and service offerings

We plan to expand our product and service offerings tailored to male consumers, addressing common health concerns like insomnia and male pattern baldness, to enhance engagement and capture more market share. It will strengthen our competitive position and support our long-term revenue growth.

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1. We operate under the Beauty Lab Group ("Beauty Lab") brand and offer a wide range of TCM-inspired beauty, wellness, and postpartum therapies and products through our four wellness centers in Hong Kong.

See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Industry Overview 3 16 See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Overview of Hong Kong's Traditional Chinese Medicine (TCM) Services Market Financial Information Management and Directors Company Profile Business Strategies Industry Overview 32.5 30.2 32.8 32.6 36.9 39.2 41.9 45.2 48.4 51.3 54.3 57.3 Traditional Chinese Medicine Service Market Size in Hong Kong, 2019 - 2030E 1 (HK$ billion) 2019 - 2023 CAGR 3.2% 2023 - 2030E CAGR 6.5% 2019 2020 2021 2022 2023 2019 - 2023 The market size increased from HK$32.5 billion to HK$36.9 billion, with a compound annual growth rate (CAGR) of 3.2% (subject to fluctuations due to the pandemic). 17 1 Source: Frost & Sullivan Analysis See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss. 2024E 2025E 2026E 2027E 2028E 2029E 2030E Future Outlook It is expected to reach HK$57.3 billion by 2030, with the CAGR rising to 6.5% from 2023 - 2030.

Overview and Scale of the TCM Beauty Market 537.6 482.8 457.3 525.3 598.9 672.1 766.5 883.1 987.4 1,078.9 1,162.8 1,245.0 2019 2020 2021 2022 2023 2024E 2025E 2026E 2027E 2028E 2029E 2030E Market Size of TCM Beauty in Hong Kong, 2019 - 2030E 1 (HK$ billion) 2019 - 2023 CAGR 2.7% 2023 - 2030E CAGR 11.0% The TCM beauty market, which covers facial aesthetics, body sculpting, hip care, and breast health, has grown from 537.6 million HKD in 2019 to 598.9 million HKD in 2023, with projections indicating growth to 1,245 million HKD by 2030 at an 11% CAGR. The expansion of this market is fueled by the popularity of natural and safe beauty therapies, increased health awareness, and the influence of social media. Management and Directors Financial Information Company Profile Business Strategies Industry Overview 18 1 Source: Frost & Sullivan Analysis See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Financial Information 4 19 See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

6,015,375 6,221,751 2024 2025 Revenue For the Years Ended March 31, 2024 and 2025 (Audited) (US$) Company Profile Business Strategies Industry Overview Management and Directors Financial Information 1,008,848 1,388,938 Income (Loss) from Operations 821,743 1,199,085 2024 2025 2024 2025 Net Income We generate revenue primarily from (i) provision of beauty, wellness and postpartum service, and (ii) sales of products and (iii) provision of consultancy services, and (iv) franchise. Total revenues increased by US$206,376 or 3.4 percent, from US$6,015,375 for the fiscal year ended March 31, 2024 to US$6,221,751 for the fiscal year ended March 31, 2025. The increase was primarily due to a US$153,463 increase in revenue from our beauty, wellness, and postpartum services, a US$118,774 increase in revenue from product sales, and US$46,708 in franchise revenue recorded for the first time during fiscal year 20 2025. See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

5,813,814 97% 88,992 1% 112,569 2% Beauty, wellness and postpartum services Sales of products Consultancy services 2024: 6,015,375 5,967,277 96% 207,766 3% 46,708 1% Beauty, wellness and postpartum services Sales of products Franchise (US$) Revenue By Type For the Years Ended March 31 (Audited) 2025: 6,221,751 (US$) Management and Directors Company Profile Business Strategies Industry Overview Financial Information 21 See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Management and Directors 5 22 See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Financial Information Management and Directors Kit Wong Director, Chief Executive Officer, and Chairman of the Board Ms. Wong has rich experience in postpartum repair, beauty and health, and TCM - inspired long - term health maintenance. She serves as the sole director of Pilate, My Beauty Technology, Dream International Trading, and Choliya, and is also the Managing Director of Athena Beauty (Hong Kong) Group Limited, and CEO of Smooth, a company operating in the skincare industry. Ching Man Cheung Chief Financial Officer Ms. Cheung has nearly 20 years of experience in the field of accounting and financial management. From 2022 to the present, Ms. Cheung has been the CFO of Beauty Lab, engaging in all accounting issues, financial analysis, budgeting, and financial reporting. Ms. Cheung is a member of the Hong Kong Institute of Certified Public Accountants (HKICPA). We believe that Ms. Cheung is qualified to serve as our Chief Financial Officer based on her experience in accounting, auditing, financial management experience. Josephine Yan Yeung Independent Director Nominee* Ms. Yeung has over 20 years of experience in accounting, auditing, financial management, internal control and corporate governance. From May 2017 to the present, Ms. Yeung has been a practicing partner at Noble Partners CPA Company, a certified public accountants firm in Hong Kong. Ms. Yeung has served as an Independent Director of two Nasdaq - listed companies, including Intelligent Group Limited (Nasdaq: INTJ) since March 2024, Neo - Concept International Group Holdings Limited (Nasdaq: NCI) since April 2024. Leut Ming Gung Independent Director Nominee* Mr. Gung is a seasoned professional with extensive experience in the financial industry. From May 2016 to September 2020, he worked as a financial strategy consultant at Guotai Junan International, a prominent securities firm based in Hong Kong. Following this role, he served as Vice President of Finance at Mooyi International from September 2020 to December 2021, where he managed financial operations for a company that supplies major catering brands across more than 20 countries. Shu Tai Victor Yu Independent Director Nominee* Mr. Yu is a registered TCM practitioner in Hong Kong with extensive experience in the field. Mr. Yu has been operating as a self - employed professional, offering Chinese medicine - related consultation service in Hong Kong since 2015. Prior to that, Mr. Yu has worked as a TCM practitioner specializing in acupuncture point embedding, orthopedics and weight loss treatments at various institutions including Dr. Protalk from 2012 to 2013, Cutis Limited from 2013 to 2014, and the Beauty Medical from 2013 to 2015. From 2011 to 2012, he served as the Chief Chinese Medicine practitioner at the Chinese Medicine Village. Company Profile Business Strategies Industry Overview Management and Directors 23 *The appointments of the independent directors will become effective immediately upon the Company’s listing on the Nasdaq Cap ital Market. See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

24 Contact Us Issuer: Charming Medical Limited Email: corp@hkbeautylab.com Address: Units 1803 - 1806, 18/F, Hang Lung Centre, 2 - 20 Paterson Street, Causeway Bay, Hong Kong Underwriter: Cathay Securities, Inc. Email: service@cathaysecurities.com Address: 40 Wall Street, Suite 3600, New York, NY 10005, USA